

Pernod Ricard

September 30, 2004

AP/CE/N°322.2004

82-3361

SUPPL

SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
USA

For the attention of Mrs Felicia KUNG

Subject : Exemption Request for ADR's under Rule 12g3-2 (b)

Dear Mrs KUNG,

You will find, here enclosed, a press-release concerning our Company and delivered to the French Market.

Wishing you a good receipt of this document,

Yours sincerely,

Antoine PERNOD

Encl. : 1 page

Siège social : 12, place des États-Unis - 75783 Paris cedex 16 - France - Société anonyme au capital de 218 500 651,10 €
Téléphone : 33 (0) 1 41 00 41 00 - Télécopie : 33 (0) 1 41 00 41 41 - R.C.S. Paris B 582 041 943



Orlando Wyndham sells its shareholding in McGuigan Simeon Wines Ltd

Press release - Paris 30 September 2004 –Orlando Wyndham Group Pty Ltd, the Australian subsidiary of Pernod Ricard announces that it has sold its entire shareholding in McGuigan Simeon Wines Ltd, an Australian wine group quoted on the Australian Stock Exchange. Orlando Wyndham held 5.9% of the share capital of McGuigan Simeon Wines Ltd.

6.45 million shares in McGuigan Simeon Wines Ltd were sold at a price of $ Aus 4.90 (€ 2.85) on Monday 27 September 2004. The transaction amounted to $ Aus 31.61 million (€ 18.36 million).

About Orlando Wyndham Group: Since 1989 Pernod Ricard has held 100% of the share capital of Orlando Wyndham Group, the largest Australian wine and spirits company. The company specialises in the production of a large range of New World Wines: Jacob's Creek, Wyndham Estate.

About McGuigan Simeon Wines Ltd: McGuigan Simeon Wines Ltd is the fifth largest Australian wine group and the third largest wines quoted Australian company (code MGW). The Group achieved sales of $ Aus 323.8 million and net profit of $ Aus 40.2 million at 30 June 2004.

Exchange rate at 27 September 2004: € 1 = $ Aus 1.7216

For more information, please contact:

Francisco de la VEGA, Communications VP, Tel: +33 (0)1 41 00 40 96
Patrick de BORREDON, Investor Relations VP, Tel: +33 (0)1 41 00 41 71
Florence TARON, Press Relations Manager, Tel: +33 (0)1 41 00 40 88

or visit our web site at www.pernod-ricard.com

REGISTERED OFFICE: 12, PLACE DES ETATS-UNIS - 75783 PARIS CEDEX 16 – SOCIETE ANOMYME WITH A SHARE CAPITAL OF € 218,500,651.10
TELEPHONE:+ 33 01 41 00 40 95 – FAX: + 33 1 41 00 40 85 – R.C.S. PARIS B 582 041 943